# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Momentus Inc., CIK 0001781162
CUSIP: 60879E200
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1345 ABBOT KINNEY BLVD., VENICE BEACH, California (CA), 90291
Date of event which requires filing of this statement: 08/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001851815

## Reporting persons
- SBI Securities Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 1,783,447; shared voting power 0; sole dispositive power 1,783,447; shared dispositive power 0; aggregate amount beneficially owned 1,783,447 (10.7% of the class)
  Comment: All shares owned by us are shares acquired in the ordinary course of financial instruments business with its customers under Securities Lending Agreement and of which 510,617 shares have lent to Broker Dealer.

## Item 1. Issuer
Name of issuer: Momentus Inc.
Address of issuer's principal executive offices: 1345 ABBOT KINNEY BLVD., VENICE BEACH, CALIFORNIA, 90291

## Item 2. Person Filing
Name of person filing: SBI Securities Co., Ltd.
Address of principal business office or, if none, residence: Izumi Garden Tower 19F,1-6-1,Roppongi Minato-ku, Tokyo,106-6019,JAPAN
Citizenship: JAPAN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Broker Dealer

## Item 4. Ownership
Amount beneficially owned:
1,783,447
All shares owned by us are shares acquired in the ordinary course of financial instruments business with its customers under Securities Lending Agreement and of which 510,617 shares have lent to Broker Dealer.
Percent of class: 10.73
Sole power to vote or to direct the vote:
1,783,447
All shares owned by us are shares acquired in the ordinary course of financial instruments business with its customers under Securities Lending Agreement and of which 510,617 shares have lent to Broker Dealer.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
1,783,447
All shares owned by us are shares acquired in the ordinary course of financial instruments business with its customers under Securities Lending Agreement and of which 510,617 shares have lent to Broker Dealer.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Broker Dealer is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- SBI Securities Co., Ltd.: Masato Takamura, Representative Director and President (09/09/2024)